UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

SUPREME INDUSTRIES, INC.

(Name of Subject Company)

SUPREME INDUSTRIES, INC.

(Name of Person Filing Statement)

Class A Common Stock, $0.10 par value per share

Class B Common Stock, $0.10 par value per share

(Title of Class of Securities)

Class A Common Stock 868607102

Class B Common Stock 868607300

(CUSIP Number of Class of Securities)

With copies to:

John Dorbin	Bruce Newsome, Esq.
General Counsel	Haynes and Boone, LLP
Supreme Industries, Inc.	2323 Victory Ave., Suite 700
P.O. Box 237	Dallas, Texas 75219
2581 E. Kercher Road	(214) 651-5000
Goshen, Indiana 46528
(574) 642-3070
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (“Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed by Supreme Industries, Inc., a Delaware corporation (“Supreme”), with the Securities and Exchange Commission on August 22, 2017, relating to the offer (the “Offer”) by Wabash National Corporation, a Delaware corporation (“Parent”), and Redhawk Acquisition Corporation, a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”), to purchase all of the issued and outstanding Class A common stock of Supreme, par value $0.10 per share (the “Class A Common Stock”), and the Class B common stock of Supreme, par value $0.10 per share (the “Class B Common Stock” and collectively with the Class A Common Stock, the “Shares”) for $21.00 per Share, in cash, without interest and less any applicable withholding taxes or other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 22, 2017, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

The information set forth in the Schedule 14D-9 remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs under “Item 8. Additional Information – Legal Proceedings”:

“On August 31, 2017, a third putative class action lawsuit was filed on behalf of Supreme stockholders (captioned Glenn A. Carson v. Supreme Industries, Inc., et al., Case No. 1:17-cv-01246-UNA (the “Carson Action”)) in the United States District Court for the District of Delaware against (a) Supreme, (b) the members of the Supreme Board (the “Carson Individual Defendants”), (c) Parent and (d) Purchaser. Collectively, Supreme, the Carson Individual Defendants, Parent and Purchaser are defined as the “Carson Defendants.” The complaint alleges: (i) the Carson Defendants violated Section 14(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by issuing the Schedule 14D-9 in which the Carson Defendants allegedly made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, in connection with the tender offer commenced in conjunction with the Offer; (ii) the Carson Defendants violated Section 14(d)(4) of the Exchange Act and Rule 14d-9 promulgated pursuant to the Exchange Act because the Schedule 14D-9 allegedly omits material facts which render the Schedule 14D-9 false and/or misleading; and (iii) the Carson Individual Defendants violated Section 20(a) of the Exchange Act as controlling persons who had the ability to prevent the Schedule 14D-9 from allegedly being false and misleading. The plaintiff seeks: (i) a declaration that the Carson Action is a class action and a certification of the plaintiff as the class representative and the plaintiff’s counsel as counsel for the class; (ii) a declaration that the Schedule 14D-9 is materially false or misleading; (iii) a preliminary and permanent injunction against the consummation of the Offer; (iv) if the Offer is consummated, a rescission of the Offer or an award to the plaintiff and the class of rescissory damages; (v) a direction that the Carson Defendants account to the plaintiff and the other members of the class for all damages allegedly caused by them and account for all profits and any special benefits obtained as a result of their alleged breaches of their fiduciary duties; (vi) an award of costs, including a reasonable allowance for attorneys’ and experts’ fees; and (vii) such further relief as the court deems just and proper.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the complaint for the Carson Action, a copy of which is attached as Exhibit (a)(15) to this Schedule 14D-9 and is hereby incorporated herein by reference.”

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Item 9. Exhibits.

Item 9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(15)	Class Action Complaint, dated August 31, 2017 (Glenn A. Carson v. Supreme Industries, Inc., et al.)*

* filed herewith

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUPREME INDUSTRIES, INC.

By:	/s/ Mark D. Weber
Name:	Mark D. Weber
Title:	President and Chief Executive Officer

Dated: September 1, 2017